

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Yuqiang Deng
Chief Executive Officer
Sungy Mobile Limited
Floor 17, Tower A, China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People's Republic of China

Re: Sungy Mobile Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed November 20, 2013
File No. 333-191846

Dear Mr. Deng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. For balance, state in your summary that all of your revenues are derived from your VIEs and that one VIE owns a majority of the domain names, trademarks and facilities necessary for daily operation, and holds the ICP license and the SP license necessary to conduct your operations in China. Include disclosure that, however, due to the restrictions imposed by China, you are not intending to finance the activities of your variable interest entities with the proceeds of this offering.

Corporate History and Structure, page 4

2. Clarify that you have one operational subsidiary, or WFOE, in China and its purpose and function outside of holding VIE agreements with the VIEs.

3.   Tell us the purpose of your non-operational WFOE.

Use of Proceeds, page 56

4.   Please revise your disclosure to state how you intend to fund your PRC operations. Disclose the approved business scope of your WFOE and identify how, if true, the scope includes the ability to support, fund, or otherwise benefit the operations of the VIEs. We note your statement on page 42 that if you fail to obtain PRC approvals, your ability to use the proceeds you receive from your initial public offering and to capitalize or otherwise fund your **PRC operations** may be negatively affected, which could materially and adversely affect your liquidity and your ability to fund and expand your business. In this respect, "PRC operations," appears to include your VIEs, since the majority of your assets, revenue and operations are in your VIEs. However, you state on page 41 that due to PRC restrictions, you are not likely to finance the activities of your variable interest entities.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP